Exhibit 3

CERTIFICATE OF AMENDMENT
OF THE
RESTATED CERTIFICATE OF INCORPORATION
OF
AMERICAN STANDARD COMPANIES INC.

     American Standard Companies Inc, a Delaware corporation (the “Corporation”), does hereby certify:

     FIRST: The Board of Directors of the Corporation approved and adopted the following resolution for amending the Corporation’s Restated Certificate of Incorporation declaring it advisable, and recommended that the amendment be submitted to the stockholders of the Corporation for their consideration:

RESOLVED, that the Company’s Restated Certificate of Incorporation be amended in order to increase the number of shares of authorized Common Stock by amending clause (a) of Article FOURTH to read in its entirety as follows:

(a) The total number of shares of stock which the Corporation shall have authority to issue is 560,000,000 shares of common stock, par value $.01 per share (the “Common Stock”), and 2,000,000 shares of preferred stock, par value $.01 per share (the “Preferred Stock”).

     SECOND: This Amendment to the Restated Certificate of Incorporation was approved by the stockholders of the Corporation at a meeting in accordance with Section 242 of the General Corporation Law of Delaware.

     IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to the Restated Certificate of Incorporation of the Corporation to be executed by a duly authorized officer this 5th day of May, 2004.

AMERICAN STANDARD COMPANIES INC.

By:	/s/ J. Paul McGrath

Name:	J. Paul McGrath
Title:	Senior Vice President,
General Counsel and Secretary